24 April 2001

No: 10/01

REUTERS FIRST QUARTER TRADING STATEMENT

London – Reuters revenue for the first quarter of 2001 rose 17% to £970 million (US$1,387 million) from £832 million (US$1,190 million) for the same period last year. Underlying revenue, which excludes the impact of acquisitions, disposals and currency movements, rose 10%. Strong performances at Reuters Financial and Instinet contributed to the underlying growth.

Peter Job, Chief Executive, said: “Revenue growth from Reuters core financial business in the first quarter continued the strong trend of the second half of last year. We anticipate that growth will continue in the current quarter at a slightly lower rate. Our business model remains robust based on repeat revenues which show no sign of eroding. The financial customer base is well diversified across many different types of institutions in over 50,000 locations worldwide.

“On the cost side, we are dedicating the necessary resources to ensure that we can achieve the large savings to which we have committed as part of our internet strategy announced last year.

“The strength of Instinet’s franchise in the US has enabled us to increase market share still further. We have now clocked up our first full calendar quarter in which Instinet’s share of US equities markets exceeded 10 percent.”

Reuters Financial

Revenue rose 11% to £658 million (US$941 million) compared with the same quarter last year. Underlying revenue was up 7%.

Reuters subscription-based information products grew to £458 million (US$655 million), up 7% on an underlying basis, in line with growth levels achieved through 2000. Revenue growth was strong in the main economies of continental Europe and in the US. Sales of the flagship product, 3000 Xtra, remain on track and now stand at almost 33,000.

Reuters trading solutions business maintained the strong growth pattern set in the second half of last year. Application and Enterprise Solutions, which provides data management systems and applications for financial markets, increased to £86 million (US$123 million), up 21%. The Retail Solutions business, directed at financial intermediaries who use internet technologies and content to benefit their own client base, grew to £19 million (US$28 million), up 62% over the same period last year. This was offset by a 9% decline in transaction products, reflecting continued downward pressure in foreign exchange markets.

Reuterspace

Revenues for Reuterspace grew 51% to £65 million (US$93 million) compared with the first quarter of 2000. Underlying revenues were up 9%. Revenue performance was boosted by the recent acquisitions in the company research area. Two of these, the TowerGroup and the Yankee Group, each achieved good double-digit revenue growth in the first quarter. Important new sales of internet services were made in Europe including a sale to Vizzavi, the European multi-access portal from Vodafone and Vivendi. This was offset by slower market conditions in the US.

There were no Greenhouse Fund disposals during the first quarter. The market value of the quoted companies was £54 million at the end of the quarter. Net gains realised from the fund up to 31 December 2000 totalled £127 million.

Instinet

Revenue for Instinet grew 27% to £250 million (US$357 million), compared to the first quarter last year. Underlying revenue increased 20%. Growth was driven by the US market where Instinet’s Nasdaq volumes increased 56%. Increased volumes were accompanied by lower average pricing. Instinet’s share of the Nasdaq market improved to a new high of 15.1%.

During the quarter Instinet filed for an Initial Public Offering of up to 14.1% of its outstanding capital stock.

Bridge

Reuters has also entered into discussions to acquire certain assets of Bridge Information Systems, Inc. These assets would improve the range of Reuters products in the US especially on the buy-side.

End

Contacts:

Geoff Wicks Director, Corporate Relations geoff.wicks@reuters.com Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 8666 Tel: +44 (0) 20 7542 4890

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news   and technology group is founded on its reputation for speed,   accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers   around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and   news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include   forward-looking statements relating to Reuters within the meaning of Section 27A of the US   Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from   those disclosed in such forward-looking statements are   described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

REUTERS REVENUE ANALYSIS —FIRST QUARTER 2001

	Three months to 31 March		% Change		Three months to 31 March
	2001 £m	2000 £m	Actual	Underlying	2001 US$m	2000 US$m
Revenue analysis
by division

Reuters Information	458	417	10%	7%	655	596
Reuters Trading Solutions	200	176	13%	7%	286	252

Reuters Financial	658	593	11%	7%	941	848
Reuterspace	65	43	51%	9%	93	61
Instinet	250	197	27%	20%	357	282

Divisional revenue	973	833	17%	10%	1391	1191

Share of joint ventures revenue	25	18	39%	22%	36	26
Intra group revenue	(3)	(1)	165%	158%	(4)	(1)

Gross revenue	995	850	17%	10%	1423	1216

Less share of joint ventures revenue	(25)	(18)	39%	22%	(36)	(26)

Group revenue	970	832	17%	10%	1387	1190

Revenue analysis
by type

Recurring	668	602	11%	5%	956	861
Usage	266	211	26%	19%	380	302
Outright	36	19	91%	82%	51	27

Group revenue	970	832	17%	10%	1387	1190

Revenue analysis
by geography

Europe, Middle East and Africa	454	408	11%	7%	649	584
The Americas	383	298	29%	17%	548	426
Asia/Pacific	133	126	5%	4%	190	180

Group revenue	970	832	17%	10%	1387	1190